SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 13

Under the Securities Exchange Act of 1934

Crestwood Equity Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

226344208

(CUSIP Number)

Joel C. Lambert

811 Main Street, Suite 3400

Houston, TX 77002

(832) 519-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 226344208

1	NAME OF REPORTING PERSON Crestwood Gas Services Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

This Amendment No. 13 to Schedule 13D (this “Amendment No. 13”) is filed by the Reporting Person as an amendment to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 19, 2013, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on October 15, 2013, as amended by Amendment No. 2 to Schedule 13D filed with the Commission on May 7, 2015, as amended by Amendment No. 3 to Schedule 13D filed with the Commission on October 2, 2015, as amended by Amendment No. 4 to Schedule 13D filed with the Commission on December 8, 2015, as amended by Amendment No. 5 to Schedule 13D filed with the Commission on December 16, 2015, as amended by Amendment No. 6 to Schedule 13D filed with the Commission on December 28, 2015, as amended by Amendment No. 7 to Schedule 13D filed with the Commission on January 5, 2016, as amended by Amendment No. 8 to Schedule 13D filed with the Commission on January 11, 2016, as amended by Amendment No. 9 to Schedule 13D filed with the Commission on March 30, 2016, and as amended by Amendment No. 10 to Schedule 13D filed with the Commission on April 15, 2016, as amended by Amendment No. 11 to Schedule 13D filed with the Commission on June 1, 2016, as amended by Amendment No. 12 to Schedule 13D (“Amendment No. 12”) filed with the Commission on March 26, 2021 (as amended, this “Schedule 13D”). This Amendment relates to the common units representing limited partner interests (the “Common Units”) of Crestwood Equity Partners LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D.

Item 4. Purpose of the Transaction

Item 4 is hereby supplemented as follows:

The transactions described in Amendment No. 12 to the Schedule 13D filed by the Reporting Person on March 26, 2021 closed on March 30, 2021. As a result of the closing of these transactions, the Reporting Person filing this Amendment No. 13 directly held 3,985,462 Common Units and 438,789 Subordinated Units. After such closing, the Issuer cancelled and retired all of the 3,985,462 Common Units and 438,789 Subordinated Units then held by the Reporting Person. Therefore, the Reporting Person no longer beneficially owns any Common Units.

Item 5. Interest in Securities of the Issuer

Item 5(a) and (b) of the Schedule 13D is hereby amended and restated as follows:

(a) and (b). The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. As of March 30, 2021, the Reporting Person to this Amendment No. 13 directly held 438,789 Subordinated Units, which represented all of the Subordinated Units as of such date, and 3,985,462 Common Units. Thereafter, the Issuer cancelled and retired all of the 3,985,462 Common Units and 438,789 Subordinated Units then held by the Reporting Person. Therefore, the Reporting Person no longer beneficially owns any Common Units or Subordinated Units.

Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

(c). Except as described in this Amendment No. 13, the Reporting Person has not effected any transactions in the Common Units during the past 60 days.

Item 5(e) of the Schedule 13D is hereby amended and restated as follows:

(e). Upon the Issuer’s cancellation and retirement of all of the Common Units and Subordinated Units held by the Reporting Person as of March 30, 2021, the Reporting Person to this Amendment No. 13 ceased to beneficially own more than five percent of the outstanding Common Units.

[Signature Pages Follow]

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: April 6, 2021

CRESTWOOD GAS SERVICES HOLDINGS LLC

By:	/s/ Joel C. Lambert
	Name:	Joel C. Lambert
	Title:	Executive Vice President, Chief Legal, Safety & Compliance Officer